March 17, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jenn Do

Kevin Vaughn
Ada D. Sarmento
Celeste Murphy

Re:	Femasys Inc.
Draft Registration Statement on Form S-1
Submitted on February 12, 2021
CIK No. 0001339005

Ladies and Gentlemen,

On behalf of our client, Femasys Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 10, 2021 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.          We note your disclosure elsewhere in the prospectus regarding the FDA's safety concerns with your pivotal trial for FemBloc that resulted in the trial being paused. Please revise to disclose that here and the fact that enrollment is paused until the FDA either approves an IDE supplement to resume the study or an IDE for a new pivotal trial. Please also revise to disclose that the small IDE study that began in June 2020 is being used to evaluate the adequacy of certain proposed mitigations as a result of the FDA's safety concerns.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 2 of the Amended Registration Statement.

Risks Associated With Our Business, page 4

2.          Please revise to disclose the risk that the FDA may not allow you to continue the pivotal trial for FemBloc due to safety concerns.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 5 and 13 of the Amended Registration Statement.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

3.          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is supplementally providing the Staff, under separate cover, with a copy of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

Risk Factors

We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business, page 26

4.          We note your disclosure here that the FemBloc system has shown a "favorable safety profile" to date. Safety is a conclusion that is solely within the authority of the FDA or comparable regulatory bodies. Please remove or revise this statement accordingly.

Response: The Company further respectfully advises the Staff that it has revised disclosure on page 26 of the Amended Registration Statement.

Business

Intellectual Property, page 89

5.          Please revise to disclose the material foreign jurisdictions where you own patents or have pending patent applications.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 90 of the Amended Registration Statement.

(2) Summary of Significant Accounting Policies, page F-9

6.          Regarding item (i) on inventories on page F-10, you state that in 2019, you disposed of inventory, primarily in connection with your FemCerv (R) product, in the amount of $29,401 and that as of December 31, 2019, the reserve for slow moving, obsolete, or unusable inventories was $2,484. Please explain why this disposal was necessary, e.g., identify the raw materials or other components that expire, etc. Please explain why FemCerv (R) is not included in your product pipeline table on page 3 if it is cleared to market in the U.S. and Europe (page 85). Finally, please identify the product(s) for which the reserve for slow moving, obsolete, or unusable inventories is attributed and the reason(s) such a reserve is warranted therefor.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 3, 80 and F-10 of the Amended Registration Statement.

7.          You report a long-term Clinical Holdback liability of $145,768 as of December 31, 2019. Please revise your footnotes to more clearly describe the nature of this liability, how it was computed, and provide a rollforward of the balances for the periods presented.

Response: The Company respectfully advises the Staff that it has revised disclosure on page F-13 of the Amended Registration Statement.

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Please contact the undersigned at (212) 698-3616 if you have any questions regarding the foregoing

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

cc:	Thomas S. Levato, Goodwin Procter LLP Kathy Lee-Sepsick, Femasys Inc.